Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com John T. Gaffney Direct: +1 212.351.2626 Fax: +1 212.351.6326 JGaffney@gibsondunn.com

July 19, 2013

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steinway Musical Instruments, Inc.
Schedule 14D-9 filed July 15, 2013
Schedule 14D-9C filed July 12, 2013
Schedule 14D-9C filed July 3, 2013
Schedule 14D-9C filed July 1, 2013
File No. 5-46651

Dear Ms. Chalk:

On behalf of Steinway Musical Instruments, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated July 18, 2013 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-reference Schedule 14D-9, filed with the Commission on July 15, 2013 (the “Schedule 14D-9”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Company. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule 14D-9. Page numbers and other similar references used in the Staff’s comments and the Company’s responses below refer to the Schedule 14D-9, unless otherwise noted.

Response to Staff Comments

Schedule 14D-9 filed July 15, 2013

1.	Refer to the last paragraph in this section on page 9. While you may include qualifying language about the nature of a summary, it is not appropriate to state that the summary of the Confidentiality Agreement you have provided “does not purport to be complete.”

Christina Chalk

July 19, 2013

Response:

In response to the Staff’s comment, the Company is revising the last paragraph in this section by deleting “does not purport to be complete and.” The first full paragraph of page 9 has been amended and restated as follows:

“This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.”

2.	Refer to the disclosure on page 13 about the proposal received from Kohlberg on April 30, 2013. You state that the proposal “noted that Mr. Messina was expected to become Chief Executive Officer of the company upon the closing of the acquisition and that the proposal was made with Mr. Messina’s assistance.” The following sentence states that Kohlberg later informed you that there were no agreements or arrangements with Mr. Messina regarding his potential participation in the acquisition. Please clarify whether the statement regarding the role of Mr. Messina with Steinway going forward was ever amended or retracted. Is it still your understanding based on the above statement that Mr. Messina will be the CEO of Steinway after the acquisition? If not, explain the basis for your belief.

Response:

As stated in the Schedule 14D-9 and as noted by the Staff, the proposal that the Company received from Kohlberg Management on April 30, 2013 stated that Kohlberg Management expected Mr. Messina to become Chief Executive Officer of the Company upon the closing of the acquisition and that the proposal was made with Mr. Messina’s assistance. In its June 29, 2013 proposal, Kohlberg Management did not refer to Mr. Messina or Kohlberg Management’s expectations with respect to Mr. Messina’s role with the Company upon consummation of the proposed transaction. At the time that the Company entered into the Merger Agreement with KSTW Acquisition, Inc. (“Acquisition Sub”) and KSTW Holdings, Inc. (“Parent”), Ropes & Gray confirmed to Skadden Arps that Kohlberg Management had not entered into any agreements or arrangements with Mr. Messina, and Acquisition Sub and Parent represented in the Merger Agreement that, as of the date of the Merger Agreement, they had not entered into any agreements or arrangements with any members of the Company’s management or the board of directors, including Mr. Messina, regarding such person’s role,

Christina Chalk

July 19, 2013

if any, with the surviving corporation. To date, Kohlberg Management has continued to advise the Company that it has not reached any agreement or arrangement with Mr. Messina about his role in the surviving corporation, and that it remains an open question as to whether he would have any involvement with the Company going forward. Accordingly, at this point in time, we do not know if Mr. Messina will be the Chief Executive Officer of the Company after the acquisition.

3.	Refer to the disclosure on page 14. Briefly explain what provisions of the confidentiality agreement with Samick prevented Samick from making a revised bid for the Company.

Response:

The Company respectfully corrects the Staff’s mistaken understanding that the confidentiality agreement with Samick prevented Samick from making a revised bid for the Company. The confidentiality agreement between Samick and the Company did not contain provisions preventing Samick from making a revised bid for the Company; however, the scope of the Company Board’s May 29, 2013 waiver of the standstill provisions otherwise applicable to Samick under the Subscription Agreement and the Rights Agreement only allowed Samick to make a confidential bid to acquire the Company. As disclosed on Pages 13 and 14 of the Schedule 14D-9, the Company Board decided that the strategic process should be a confidential process, and not a public process, because the Company recently had engaged in an extensive public strategic review process that did not result in any definitive acquisition proposals that the Company Board believed were attractive to the Company or its stockholders and which had been disruptive to the Company’s business, operations and personnel. It was anticipated that another public process would be similarly, if not more, disruptive (with no assurance that a definitive transaction would be reached). As disclosed on Page 14 of the Schedule 14D-9, on June 21, 2013, Samick’s counsel contacted Skadden Arps and stated that Samick had concluded that it would not be able to make a confidential bid to acquire the Company.

4.	See our last comment above. The disclosure in the next paragraph on page 14 states that Skadden told Samick that the Steinway Board would meet to consider changes to the strategic process to address Samick’s concerns about its ability to make a confidential bid and that Samick should be prepared to make a revised bid. Revise to disclose whether the Board ever acted and if not, why it did not.

Response:

Skadden Arps described the concerns raised by Samick’s counsel, disclosed on Page 14 of the Schedule 14D-9, to the Company Board at the Company Board’s June 30, 2013

Christina Chalk

July 19, 2013

meeting. However, because the Company Board had two actionable proposals to consider at that meeting and accepted Kohlberg Management’s proposal, the Company Board determined not to make any changes to the strategic process at that time and instead decided to allow Samick to participate in the 45 day “Go Shop” period in which Samick would be able to make a public proposal to acquire the Company if Samick chose to do so.

In response to the Staff’s comment and to clarify that the Company Board considered Samick’s request to make changes to the confidential strategic process at the June 30, 2013 meeting of the Company Board, we are amending the Schedule 14D-9 to add the following sentences immediately after the third sentence of the fifth to last paragraph under Item 4 — “The Solicitation or Recommendation – Background to the Transaction” to read in its entirety:

“Skadden Arps also informed the Company Board of Samick’s request that the Company Board make changes to the strategic process that could address Samick’s concerns about its ability to make a confidential bid. The Company Board determined that, because it had two actionable proposals to consider at that time, it would not be in the best interests of the Company and its stockholders to make any changes to its strategic process at that time and decided instead to allow Samick to make a public proposal to acquire the Company in the “go shop” process should Samick choose to do so.”

* * *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledge the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 351-2626.

Christina Chalk

July 19, 2013

Sincerely,

/s/ John T. Gaffney

John T. Gaffney